UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
StoreMe, Inc.

Legal status of issuer

     Form
     C-Corporation

     Jurisdiction of Incorporation/Organization
     Delaware

     Date of organization
     January 14, 2016

Physical address of issuer
93 Bedford St Suite 2B New York NY 1004

Website of issuer
http://getstoreme.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
 Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,00

Deadline to reach the target offering amount
September 28, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$120,951	$23,293
Cash & Cash Equivalents	$31,585	$23,293
Accounts Receivable	$500	$0
Short-term Debt	$99,917	$767
Long-term Debt	$224,917	$50,767
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$78,778	-$27,474

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
July 27, 2018

StoreMe, Inc.



Up to $1,070,00 of Crowd Notes

StoreMe, Inc. ("StoreMe", the "Company," "we," "us", or "our"), is offering up to $1,070,00 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by September 28, 2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $350,000 under the Combined Offerings (the "Closing Amount") by September 28, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,00 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to September 28, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to

differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at http://getstoreme.com/investors
The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/storeme

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

StoreMe, Inc. is a Delaware C-Corporation, formed on January 14, 2016.

The Company is located at 135 Madison Avenue, 8th Floor, New York, NY 10016.

The Company's website is http://getstoreme.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/storeme and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,070,00
Purchase price per Security	Determined in conjunction with a broker-dealer.Not Applicable
Minimum investment amount per investor	$1,000
Offering deadline	September 28, 2018
Use of proceeds	See the description of the use of proceeds on pages 10-11 hereof.
Voting Rights	See the description of the voting rights on pages 9 and 11-12.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of $106,252 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve- month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of equity, its ability to attract users to its software platform and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company does not have an employment contract in place with its officers. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if they were to leave StoreMe, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. The Company's competitors include major companies worldwide. Many of its competitors have significantly greater financial, technical, and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from products and services.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on its Co-Founders, CEO, Peter Korbel, and its CTO, Jesse Taylor. In particular, Jesse is currently neither employed nor owns equity in the Company. Equity helps align founders' financial interests with those of the business, incentivizing founders to be more invested in the future of the company. The absence of any equity interest in the Company could dis-incentivize Jesse from achieving the Company's goals.

Additionally, there can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

StoreMe faces competition from other companies in the on-demand storage space. Existing companies that engage in the on-demand storage business or are within the market could introduce new or enhance existing products. If StoreMe is able to establish a market around its product, it may find that larger, better funded companies may enter the market, which could negatively impact StoreMe's growth.

On-demand storage is commoditized and offers low differentiation to market players. StoreMe may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to establish itself as a well known brand in the competitive on-demand storage space, and the product may be in a market where customers will not have brand loyalty. If competitors develop equal products, StoreMe may be forced to compete on a pricing basis, which could negatively affect their revenue.

Other actors could maintain broad market presence and economies of scale not accessible for smaller players such as StoreMe. There are low barriers to entry in this market. Further, existing companies that engage in the on-demand storage business are within the same space and could introduce new or enhance existing products. Additionally, some of StoreMe's competitors may have significant funding and could be able to cross sell products and services to our customers. If a larger, better funded company markets or creates a comparable product at a lower price point, StoreMe may have to reduce prices to remain competitive or could be priced out of the market. This could negatively impact the Company's growth.

StoreMe may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for StoreMe to dramatically increase the number of customers that they serve or to establish itself as a well-known brand in the competitive on-demand storage space. Additionally, the product may be in a market where customers will not have brand loyalty.

StoreMe has approximately $38,000 in cash remaining as of July 2018 or 3-months of runway. StoreMe claims that they will cut back monthly cash burn to $14,000 to extend its runway, and will fund a $100,000 bridge loan, which will be released in November, if necessary. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

StoreMe's expenses may increase as they seek to execute their current business model. Although the Company has 3 months of cash remaining, StoreMe will have increased operating and marketing expenses, which will be ramp up our cash burn to promote revenue growth over the coming months post raise. Doing so could require significant effort and expense or may not be feasible.

StoreMe's forecasts predict it obtaining approximately less than 1% of market penetration of the on-demand storage market by year 5. If StoreMe's assumptions are wrong, and their projections regarding market share are too aggressive, its financial projections may overstate its viability.

StoreMe will be a foreign company, operating overseas, which may pose unknown risks. Additionally, StoreMe is subject to foreign laws and regulations regarding privacy, data protection, and other matters. Foreign data protection, privacy, and other laws and regulations are often more restrictive than those in the United States. These foreign laws and regulations are evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain.

StoreMe may be unable to protect its intellectual property adequately. The Company currently has no patents on its one product — a mobile application that provides on-demand storage transactions between Customers and Host locations. To the extent that StoreMe seeks patent protection, any U.S. or other patents issued may not be sufficiently broad to protect their proprietary technologies. In addition, patents, even if granted, may be held invalid or unenforceable if challenged. Any intellectual enforcement efforts StoreMe seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

StoreMe may not have accurately forecast demand for its product. The Company may find it difficult to grow its business or to survive if their actual market is smaller than expected.

StoreMe's operations and revenue may experience some seasonality in off-season travel when cities tend to have fewer tourist visitors. Quarterly results may vary significantly and are not necessarily an indication of future performance. The seasonality of StoreMe's revenue and operations could exacerbate fluctuations due to other factors, including costs of expansion, upgrades to systems and infrastructure, or changes in business or macroeconomic conditions.

StoreMe is targeting a new and unproven segment within the on-demand storage market, which introduces unknowns, such as customer adoption and retention rate. StoreMe's success is dependent on consumer adoption of a mobile application that provides on-demand storage. There is not yet an established, quantifiable market for on-demand storage adoption, however, given consumer adoption of other on-demand mobile applications solving a real problem such as Airbnb and Uber, this may help mitigate the adoption risk.

StoreMe is currently outsourcing its accounting and financial modeling with monthly oversight. Historical financials may have line items that are misplaced and Company's balance sheet may be incomplete or incorrect.

Founder and CEO Peter Korbel is key to the operation and development of StoreMe. Peter Korbel currently has a Key Man Insurance policy with $2,000,000 worth of coverage. If something were to happen to Peter Korbel, however, the insurance policy may not be sufficient to cover his loss, which could make it harder for StoreMe to execute in the future.

StoreMe is offering convertible notes which poses unique risks. *A* convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round, or is repaid if not converted by a certain date. The investor effectively loans money to a startup with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. Since an investor is lending money to a Company, convertible notes will more often than not accrue interest as well. However, as opposed to being paid back in cash, this interest accrues to the principal amount invested, increasing the number of shares issued upon conversion. Investors face significant risk that the note might not convert if a future financing round never occurs, and that the Company may not have sufficient cash flow to repay the note, with interest, at its maturity date.

StoreMe's convertible notes would convert upon a $2.5M Qualified Equity Financing event. This above-average Qualified Equity Financing threshold increases the risk that the note might not even with a future financing round.

Crowdfunding (defined as online offerings of the securities of early stage companies to retail investors) is a relatively new industry that has only started to develop with the SEC's adoption of Regulation A+ in June 2015 and Regulation Crowdfunding on May 16, 2016. Early stage companies may be slow to adopt crowdfunding as a method of capital formation, which would mean fewer deals for investors to choose from and less research for us to prepare. Alternatively, investors may be slow to adopt crowdfunding as a viable investment substitute, which would mean fewer early stage companies raising money and a smaller potential customer base. As a result, a risk exists that we acquire fewer customers or acquire customers at a slower pace than we anticipate.

Risks Related to the Securities
The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $3,500,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $3,500,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $3,500,000 valuation cap, so you should not view the $3,500,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investment management agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 70% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
StoreMe is an on-demand mobile application that provides hourly/daily storage of people's luggage or bags in retail stores.

Business Plan

StoreMe is a mobile application that provides on-demand hourly or daily storage of people's luggage and bags in numerous retail stores in a city. Customers search for a nearby storage location and simply drop off their luggage or bags on-demand. They can reserve space at a StoreMe location, knowing that it will be available when they need it. StoreMe is currently in Boston, New York City, Philadelphia, and Washington DC, and plans to expand to other cities. The business includes three components -- customers, retail stores (Hosts) and delivery. This community provides customers with a convenient network of retail stores to facilitate storage and delivery (still to be developed)..

The Company's Products and/or Services

Product / Service	Description	Current Market
Mobile platform	On-demand mobile platform that provides storage of people's bags	Cities with large populations and heavy reliance on public transportation, bikes, and walking

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar small companies. Product quality, performance, value and packaging are important differentiating factors.

Customer Base
Our customers are Tourists, business travelers, shoppers, and city residents.

Intellectual Property
The Company is dependent on the following intellectual property: None

Trademarks

Application or Registration #	Mark	File Date	Grant Date	Country
87589888	STOREME	Aug 30,2017	March 6, 2018	USA

Litigation
None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 10.14% of the proceeds, or $35,500, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.36% of the proceeds, or $89,500, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Marketing	30%	30%	30%
Technology	12%	12%	12%
Operating Expenses	58%	58%	58%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Peter Korbel	CEO and Director (Jan 2016 - Present)	CXO, Blender Workspace (2015-2017)
Jesse Taylor	CTO (Mar 2018 - Present)	CEO/Co-Founder,Planaby (2012-pres.)
John Korbel	Director (Jan 2016 - Present)	Retired Principal, PwC (2007 to pres.)

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 1 employees in New York.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	8,268,185	yes	n/a	82.68%	
Convertible Notes	$325,000	n/a	Will convert into preferred stock	0%	

The Company has the following debt outstanding: None

Ownership
A majority of the Company is owned by a few individuals. Those individuals are Peter Korbel.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Peter Korbel	Common Stock	70%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
StoreMe, Inc. ("the Company") is a Delaware corporation that was founded on January 14, 2016, and is headquartered in New York, New York. The Company is an on- demand mobile application that provides hourly/daily storage of people's luggage or bags in retail stores.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $42,000 in cash on hand as of April 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Convertible Note	Date Sept 30, 2016	Regulation D, 506(b)	Convertible Note	$325,000	Establish Company, build mobile app, initiate marketing

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $2,500,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $3,500,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporated transaction, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $3,500,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 6%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $350,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Dilution

Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

During 2017 and 2016, cash was advanced to the Company by a founding member of the Company, to fund operations. These advances were non-interest bearing with no set maturity date. At December 31, 2017 and 2016, related party payables outstanding were $10,767 and $767, respectively.

The Company also has $50,000 in outstanding convertible notes payable from related parties at December 31, 2016, $50,000 at December 31, 2017, and $100,000 at June 30, 2018

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure

None

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;

- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's

initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
   (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
   (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
   (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
   (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
   (5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
   1. To the Company that sold the Securities
   2. To an accredited investor
   3. As part of an Offering registered with the SEC (think IPO)
   4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Peter Korbel
_____
(Signature)

Peter Korbel
_____
(Name)

CEO and Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Peter Korbel
_____
(Signature)

Peter Korbel
_____
(Name)

CEO and Director
_____
(Title)

July 27, 2018
_____
(Date)

/s/John Korbel
_____
(Signature)

John Korbel
_____
(Name)

Director
_____
(Title)

July 27, 2018
_____
(Date)

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

STOREME, INC.
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

For the period of January 14, 2016 (inception) to December 31, 2016
and the year ended December 31, 2017

STOREME, INC.

For the period of January 14, 2016 (inception) to December 31, 2016
and the year ended December 31, 2017

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management of StoreMe, Inc.
c/o Peter Korbel, CEO
93 Bedford St., Suite 2B
New York, NY 10014

We have reviewed the accompanying financial statements of StoreMe, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations and changes of stockholders' equity (deficit), and cash flows for the period of January 14, 2016 (inception) to December 31, 2016 and the year ended December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 6 of the financial statements, the Company has not generated sufficient revenues to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Spokane, WA
July 11, 2018

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

STOREME, INC.
BALANCE SHEETS
(unaudited)
As of December 31, 2017 and 2016

	2017	2016
Assets		
Current assets		
Cash and cash equivalents	$ 31,585	$ 23,293
Related party receivable	500	-
Total current assets	32,085	23,293
Software, net	88,866	-
Total assets	$ 120,951	$ 23,293
Liabilities and Members' equity		
Current liabilities		
Accounts payable and accrued expenses	$ 32,706	$ -
Related party payable	10,767	767
Accrued interest	6,444	-
Convertible notes payable - related parties	50,000	-
Total current liabilities	99,917	767
Non-Current liabilities		
Convertible notes payable - related parties	50,000	50,000
Convertible notes payable	75,000	-
Total liabilities	224,917	50,767
Commitments & Contingencies	-	-
Stockholders' Equity:		
Common stock, $0.0001 par value; 10,000,000 shares authorized, 8,148,853 and zero shares issued and outstanding at December 31, 2017 and 2016, respectively	815	-
Additional Paid in Capital	1,471	-
Accumulated deficit	(106,252)	(27,474)
Total Stockholders' equity	(103,966)	(27,474)
Total liabilities and Stockholders' equity	$ 120,951	$ 23,293

See accountants' review report and accompanying notes to the financial statements.

STOREME, INC.
STATEMENTS OF OPERATIONS
(unaudited)
For the period of January 14, 2016 (inception) to December 31, 2016 and year ended December 31, 2017

	2017	2016
Revenue	$ -	$ -
Operating expenses		
General and administrative	11,359	1,724
Marketing costs	7,424	8,000
Professional fees	50,057	17,750
Amortization	3,494	-
Total operating expenses	72,334	27,474
Other Expense		
Interest expense	6,444	-
Total other expense	6,444	-
Net loss before income tax	(78,778)	(27,474)
Provision for income tax	-	-
Net loss	$ (78,778)	$ (27,474)

See accountants' review report and accompanying notes to the financial statements.

STOREME, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(unaudited)
For the period of January 14, 2016 (inception) to December 31, 2017

| | Common Stock | | Additional | Accumulated | Total |
	Shares	Amount	Paid-in Capital	Deficit	Stockholders' Equity
Balance on January 14, 2016	-	$ -	$ -	$ -	$ -
Net loss				(27,474)	(27,474)
Balance on December 31, 2016	-	-	-	(27,474)	(27,474)
Stock compensation	148,583	15	1,471	-	1,486
Shares issued for services	8,000,000	800	-	-	800
Net Loss	-	-	-	(78,778)	(78,778)
Balance on December 31, 2017	8,148,583	$ 815	$ 1,471	$ (106,252)	$ (103,966)

See accountants' review report and accompanying notes to the financial statements.

4

STOREME, INC.
STATEMENTS OF CASH FLOWS
(unaudited)
For the period of January 14, 2016 (inception) to December 31, 2016 and year ended December 31, 2017

	2017	2016
Cash flows from operating activities		
Net loss	$ (78,778)	$ (27,474)
Adjustments to reconcile net loss to net cash used by operating activities:		
Amortization	3,494	-
Stock issued as compensation	1,486	-
Changes in operating assets and liabilities:		
Accounts receivable	(500)	-
Accounts payable and accrued expenses	32,706	-
Accounts payable - related party	10,000	767
Accrued interest	6,444	-
Net cash used by operating activities	(25,148)	(26,707)
Cash flows from investing activities		
Purchases of intangible assets	(92,360)	-
Net cash used by investing activities	(92,360)	-
Cash flows from financing activities		
Proceeds from issuances of promissory notes - related party	125,000	50,000
Proceeds from issuance of stock	800	-
Net cash provided by financing activities	125,800	50,000
Net decrease in cash and cash equivalents	8,292	23,293
Cash and cash equivalents, beginning	23,293	-
Cash and cash equivalents, ending	$ 31,585	$ 23,293
Supplemental Information:		
Cash paid for interest	$ 3,494	$ -
Taxes paid	$ -	$ -

See accountants' review report and accompanying notes to the financial statements.

STOREME, INC.
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)
For the period of January 14, 2016 (inception) to December 31, 2016
and the year ended December 31, 2017

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

StoreMe, Inc. ("the Company") is a Delaware corporation that was founded on January 14, 2016, and is headquartered in New York, New York. The Company is an on-demand mobile application that provides hourly/daily storage of people's luggage or bags in retail stores.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising & Marketing costs

The Company's advertising and marketing costs are expensed as incurred. During the year and period ended December 31, 2017 and 2016, the Company recognized $7,424 and $8,000 in advertising and marketing costs, respectively.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

Returns are recognized on the date the returned inventory is received by the Company.

STOREME, INC.
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)
For the period of January 14, 2016 (inception) to December 31, 2016
and the year ended December 31, 2017

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017 and 2016, the Company had no items, other than bank deposits, that would be considered cash equivalents. At times, the Company may hold cash balances in excess of federally insured limits. No losses have been recognized as a result of these excess amounts.

Allowance for Doubtful Accounts

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts. At December 31, 2017 and 2016, the Company determined no allowance for doubtful accounts was necessary.

STOREME, INC.
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)
For the period of January 14, 2016 (inception) to December 31, 2016
and the year ended December 31, 2017

Software

Costs for internally developed software to be marketed to outside users are recorded pursuant to ASC Section 985 *Software*. Research and development costs prior to attaining 'technological feasibility' are expensed as incurred. Costs incurred thereafter to develop final product are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of internally-developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2017 or 2016.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service, which has a statute of limitation of three years from the due date of the return, and the State of New York. As such, all tax years since inception are open for potential examination.

The Company currently has a tax net operating loss (NOL) of $106,252 for which it may receive future tax benefits. However, as of December 31, 2017, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through July 11, 2018, the date these financial statements were available to be issued.

STOREME, INC.
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)
For the period of January 14, 2016 (inception) to December 31, 2016
and the year ended December 31, 2017

In January through May 2018, the Company entered into three additional convertible notes; two with a related party and one with an unrelated party. The notes totaled $125,000 in aggregate and each note is due on March 31, 2019. There have been no payments made on the notes and there have been no conversions.

NOTE 2 – SOFTWARE, NET

Intangible assets consist of the following at December 31:

	2017	2016
Mobile applications	$ 92,360	$ -
Accumulated depreciation	(3,494)	-
Software, net	$ 88,866	$ -

Amortization expense was $3,494 and $0 for the year and period ended December 31, 2017 and 2016, respectively.

NOTE 3 – COMMON STOCK

The Company has 10,000,000, $0.0001 par value, shares of common stock authorized at both December 31, 2017 and 2016. At December 31, 2017 and 2016, there were issued and outstanding common shares of 8,148,583 and 0, respectively.

Certain common shares issued and outstanding remain subject to certain vesting provisions. These shares vest ratably over the 48-month period from grant date. As of December 31, 2017 and 2016, vested common shares outstanding was 148,583 and 0, respectively. These shares were issued to the board of advisors as stock compensation expense for their services during the years ended December 31, 2017 and 2016.

During the year and period ended December 31, 2017 and 2016, the Company recognized stock compensation expense resulting from the vesting of outstanding common shares of $1,486 and $0, respectively, and was allocated to 'General & administrative' on the statements of operations.

NOTE 4 – CONVERTIBLE NOTES PAYABLE

The Company received cash proceeds of $175,000 for convertible notes issued between September 2016 and December 2017. The notes bear interest at 6% per annum, and mature between 18 and 24 months from the date of issuance. Upon maturity, all principal and accrued interest becomes due and payable in cash. The notes may be converted into shares of common stock of the Company upon the following:

STOREME, INC.
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)
For the period of January 14, 2016 (inception) to December 31, 2016
and the year ended December 31, 2017

1. Upon the Company receiving cash of no less than $2,500,000 for the sale of the Company's shares ("Qualified Financing"), outstanding principal and accrued interest will be automatically converted into shares of the Company's common stock at a price equal to the lesser of the price paid for shares as part of the Qualified Financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual promissory notes.

As of both December 31, 2017 and 2016, there has not been a Qualified Financing triggering the conversion of outstanding convertible debt, and as such there have been no conversions of outstanding principal or accrued interest into common shares of the Company.

During the years ended December 31, 2017 and 2016, the Company recognized interest expense related to outstanding convertible notes of $6,444 and $0, respectively. At December 31, 2017 and 2016, accrued interest was $6,444 and $0, respectively.

NOTE 5 – RELATED PARTY TRANSACTIONS

During 2017 and 2016, cash was advanced to the Company by a founding member of the Company, to fund operations. These advances were non-interest bearing with no set maturity date. At December 31, 2017 and 2016, related party payables outstanding were $10,767 and $767, respectively.

The Company also has several outstanding convertible notes payable from related parties at December 31, 2017 and 2016. See note 4 for further regarding the outstanding convertible notes payable.

NOTE 6 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $106,252 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve-month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of equity, its ability to attract users to its software platform and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

EXHIBIT C
PDF of SI Website



Invest in StoreMe, Inc.

On-demand hourly or daily luggage and bag storage in retail stores

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| **$1,000** | **$3,500,000** | **Crowd Note** |
| Minimum | Valuation cap | Security Type |

INVEST

Time Left **63d : 07h : 37m**

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

StoreMe, Inc. is offering securities under Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to % of the value of the securities sold. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile and accompanying offering materials may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures on the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

> Launched in March 2018 with an iOS app in New York City and on Android in late June

> 125+ retail stores across Boston, New York, Philadelphia and Washington DC

> Grown to 3,500 users at a rate of approximately 35% month-over-month since March 1, 2018; 1,274 active users in June and 1,600+ stored small and large items.

> Conversion Rate (transactions/user signups) - 27% (March 2018 - June 2018)

> Average transaction of $20.00 (rates start at $2 / hour)

Fundraise Highlights

> Total Round Size: US $1,200,000

> Raise Description: Seed

> Minimum Investment: US $1,000 per investor

> Security Type: Crowd Note
> Valuation Cap: US $3,500,000
> Target Minimum Raise Amount: US $500,000
> Offering Type: Side by Side Offering

Highlights
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Product & Service
The Team
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To be the leader in hourly or daily storage by connecting people who want to store their luggage and bags with retail stores that are willing to provide safe and secure storage.

StoreMe's **mission** is to be the leader in hourly or daily storage by connecting people who want to store their luggage and bags with retail stores that are willing to provide safe and secure storage. Our goal is to help Customers enjoy their visit to a city and enhance the daily lives of locals. We also want to boost economic activity and vibrancy of local businesses with more foot traffic.

Today, people on the go (Customers) are weighed down by their luggage and bags inhibiting their city experience. The **problem** is Customers in many cities must rely on walking, bikes and public transportation to navigate. There are few places for visitors and residents to drop off their belongings to make their day more manageable.

Hence, there is a compelling **opportunity** in cities for hourly or daily storage in convenient and verified retail stores (Hosts) to hold people's luggage and bags. Customers win because they benefit from an improved city experience. Businesses win as they monetize unused storage space and also gain increased revenue from additional foot traffic.

The **solution** is a mobile application that provides on-demand hourly or daily storage of Customers' luggage and bags in many retail stores in a city. Similar to on-demand apps, Customers search for a nearby location and simply drop off their luggage and bags. They can reserve space at a StoreMe location, knowing that it will be available when they need it.

The business ecosystem includes three components -- Customers, retail stores (Hosts) and delivery. This community provides Customers with a convenient network of retail stores to facilitate storage and delivery across the city and elsewhere.

StoreMe's **value proposition**:

- **Customers** find convenient storage locations at affordable prices, security in knowing their items are insured up to $2,500 per transaction and a more enjoyable city experience
- **Hosts** earn extra revenue, market awareness to the StoreMe community, additional foot traffic through their doors, sales opportunity at both drop-off or pick-up and realize the intangible benefit of making potential Customer lives a little easier
- **Delivery/shipping** provides extra revenue, connects the Host network, and provides convenience to the Customer as they navigate a city (will be developed as the product matures)

For example, a Customer can drop-off and pick-up at the same location, delivered to another location for a standard fee, or have it shipped.

StoreMe started operations in March and **traction** through June has been super positive:

- Total # of Hosts - 125+ across BOS, DC, NYC & PHI
- Total downloads - 4,000
- Total users - 3,500 (growing at 35% on avg. month-over-month)
- Active users - 1,274 in June
- Total Customer payments - 647
- Total # of stored small and large items - 1,600+
- Conversion rate - 27% (transactions/email signups) (March 2018 - June 2018)

Pitch Deck



On-demand hourly or daily storage
BOS, DC, NYC & PHI

Download on the App Store

ANDROID APP ON Google play

Become a Host

DOWNLOAD

‹ ›

Product & Service

StoreMe is a mobile application that provides on-demand hourly or daily storage of Customers' luggage and bags in retails stores in a city. We are in the business of monetizing unused space hourly or daily.

Primary **target audience** includes:

- **Tourists** such as Airbnb and hotel guests, who need a place to store their luggage before check-in or after check-out so they can continue enjoying the city before their flight
- **Business travelers** in for the day or overnight, who do not want to lug their luggage from meeting to meeting or before they check-in our check-out of their hotel
- **Locals/commuters** with gym bags, briefcases or other small items, who do not want to carry their belongings as they move around a city
- **Shoppers** going from store-to-store, who do not want to carry their purchases and want to enjoy their shopping experience

Our **revenue model** is straight forward. StoreMe's share is 40% and the store's share is 60% of each storage transaction. Storage cost is based on the size, number and time items are stored. The first 30 minutes are free after reserving space, and we then charge:

Small item (tote bag, briefcase, shopping bag)

- 1st hour is $2.00
- Each additional hour is $1.00 up to 7 hours
- $7.50 daily rate (24-hours)

Large item (carry-on, suitcase)

- 1st hour is $3.00
- Each additional hour is $2.00 up to 7 hours
- $14 daily rate (24-hours)

Our **future revenue streams** include:

- **Delivery** based on the number of delivery transactions with StoreMe receiving $3 from each delivery
- **Premium accounts** for Hosts, who pay a monthly subscription fee to gain Customer analytics and market segmentation capabilities
- **Other revenues** from a percentage of in-store purchases from StoreMe Customers

What Customers are saying (5 star Google Review):

"Union Station in Washington DC charges $6/hour to store 1 piece of luggage so I googled to see what other options were available. Thank goodness for StoreMe! I chose Khepra's Raw Food & Juice Bar (just a quick Lyft ride away) both to store my luggage for the day and to get a healthy lunch. Food was incredible there and I'll definitely be back for more high vibe food and storage. Excellent experience all around! Thanks for setting up such a great app and service!"

"Super convenient and friendly service at location that was right around the corner from where we were. Just downloaded the app, made the reservation and was able to drop off our two bags and get on our way. Really easy and would recommend to others!"

"Great service! I downloaded the app shortly before arriving in NYC and quickly found a place to store my luggage nearby . . . User-friendly app and stellar customer service! Will definitely use again. I recommend 10/10."

"After walking around the city to check out very sketchy luggage storage places, I found this app and it changed my life! I chose a location super close to me and felt confident leaving my 3 bags there for the day. Pick up was a breeze and it was so affordable! I'll be telling all my friends about this app."

"Great app and so many locations in the city to temporarily keep your bag/luggage if you're staying in an Airbnb but can't check in early. Definitely will use again."

"Service was fantastic and very easy to use the app. Wonderful way to find luggage storage in Washington DC. Friendly service at Old City Market in DC. Would definitely utilize again!"

"Best thing to have in DC! Was easy to use the app and the luggage was safe & with no issues. Thanks!"

**The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.*

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Gallery

StoreMe's CEO in the early days signing up locations.

Media Mentions

K★STREET★MAGAZINE★ LOCAL LIFESTYLE — JustLuxe Affluent Lifestyle Guide — RESIDENT MAGAZINE

Team Story

StoreMe is a solution to a short-term storage problem that I, Peter Korbel, experienced many times myself. The solution was immediately apparent to me in 2013, when I was running around New York City for meetings while carrying my gym bag, and I asked a local retailer for help. It was then that I was convinced a mobile application that connected people looking for short-term storage with locations willing to store for a fee was the solution. Fast forward to 2018, StoreMe's services started in New York City and have expanded into Washington DC, Boston and Philadelphia. With the touch of a button, StoreMe's technology enables hourly or daily storage of people's luggage and bags in conveniently located retail stores in a city. Our Customers love the product!

I turned my full-time attention to StoreMe in 2017 and have given 110%+ of my energy to taking StoreMe from concept to product. I connected with Adam Berlinsky-Shine, a former startup CTO with the prominent dating app Coffee Meets Bagel in San Francisco and current lead engineer at Roomi in NYC, for his startup/technology guidance. He put his stamp of approval on our technical approach and oversaw product development in the initial phase of building out the MVP. We developed StoreMe's brand and UX/UI with Milkshake, a design studio based in Brooklyn, and our back-end/front-end of the mobile app with Espeo, a development team in Poland. In late January 2018, we engaged Hell's Creative, an agency specializing in digital marketing, to develop our go-to-market strategy with our beta launch in NYC and full launch on March 1 to iPhone users. We also brought on Inqline, a customer support team, to manage all Customer and Host engagement touch points.

PROFILE MENU

With the business in motion, we were joined by Jesse Tayler, a seasoned tech entrepreneur with extensive experience in mobile technology in both SF and NYC, who has managed our ongoing product development. With Jesse leading the StoreMe technology team, I turned my attention full-time to building our business and Host network across all of the aforementioned cities. We now have 125+ retailers across our cities, and growing, and our Customer base has increased month-over-month.

We are super passionate about building this business at scale. As a former college athlete, I understand the importance of teamwork, commitment, and what it takes to succeed first hand. Jesse is equally capable and committed and has the technology knowhow to help establish StoreMe as the leader in hourly storage, an evolving industry with increasing Customer and public awareness.

Founders and Officers



Peter Korbel
CEO

Serial entrepreneur Peter Korbel drives the company's strategy, setting in motion for StoreMe to become the leading on-demand storage solution. Prior to StoreMe, Co-Founded Blender Workspace, a co-working space in New York City as well as a food truck operation in his earlier years based in Washington DC. Peter holds a BA from Columbia University and an MBA from George Washington University.



Jesse Tayler
PART-TIME CTO

Jesse Tayler is a lifelong entrepreneur and software inventor. As a child, Jesse started first by learning assembly language and soldering computer chips. Using his mother's tenure at MIT, Jesse gained access to computer labs where he parlayed user accounts for one another to gain greater service levels. Fast forward, over the past 25 year, he has launched enterprise and consumer software used by millions and has been a founder and technical executive of venture funded startups in Seattle, San Francisco/Silicon Valley and New York City. He has already demonstrated his value in taking over StoreMe's product development and ensuring that the right processes are in places for managing predictable and quality development. He studied Computer Software Engineering at MIT.

Would you like to connect with the StoreMe, Inc.'s team? YES NO

Key Team Members



Jon El Kordi-Hubbard

CXO/Co-Founder, HC, digital marketing expert

PROFILE MENU

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Atif Muhammad

Customer Support - Manages Customer and Host support



Max Bidna

Digital Strategist - Co-Founder with HC, significant startup experience

Notable Advisors & Investors



John Korbel

Advisor, Strategy & Operations - PhD, retired PwC consulting Principal



David Broadwin

Advisor, Legal Counsel - Partner at Foley Hoag with extensive startup experience



Adam Berlinsky-Schine

Advisor, Technology - Lead engineer at Roomi in NYC, CTO with Coffee Meets Bagel app



Ray Elman

Advisor, Strategy - Founder of Bridgeline Software, creative entrepreneur with tech

Q&A with the Founder

Q: When were you founded and incorporated?

StoreMe, Inc.: Peter Korbel came up with a solution to the problem addressed by StoreMe in July 2015 and incorporated the business in January 2016. At the time, he was full-time on another startup business, Blender Workspace, and turned his attention to StoreMe on a full-time basis in May 2017.

Q: How many employees (including founders) do you currently have?

StoreMe, Inc.: Peter Korbel is currently the only full-time employee. StoreMe employs business development interns on an as needed basis to launch cities. Additionally, he engaged a boutique marketing agency and customer support team that works alongside him in his co-working space Blender. Jesse Tayler joined the team on a part-time basis to oversee StoreM'e product development and, post-raise, will be joining us as our full-time CTO and Co-Founder.

Q: Who do you view as your closest competitors and what key factors differentiate yourselves?

StoreMe, Inc.: We are an on-demand mobile app in NYC and Vertoe and LuggageHero are competition.

Our strengths

- Led by energetic, passionate and serial entrepreneur with vision
- Expansive Host network across BOS, DC, NYC and PHI and growing

- Seamless and highly reviewed mobile app experience deployed to both iOS and Android--our Customers love the product.

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- Elevated brand and design to build trust and goodwill with Customers
- Unrivaled Customer service and Host management system
- Proven Host sales strategy and commitment to a partner network of businesses that are more than just storage locations
- Plan to connect Host network with Customer analytics and marketing segmentation capabilities
- Implementation of delivery with third party API platform to connect Host network and also ship anywhere

Q: Please detail your strategy to scale post-raise, including your product and business roadmap.

StoreMe, Inc.: Post-raise, we plan to enhance the mobile app experience and scale into new markets quickly. Our technology based business has virtually no hard infrastructure costs. We are able to scale into other markets with expanded offline and online marketing resources and minimal and short-term human capital expenditure.

Our on-demand technology will continue to improve our mobile app storage service and Customer experience in addition to adding new capabilities to the Host dashboard experience and analytics. In the product roadmap, we plan to introduce delivery, the third side of the StoreMe ecosystem, initially through a white label API integration with an established delivery platform.

Currently, StoreMe has successfully demonstrated the speed with which it can scale into new cities such as Boston, New York, Philadelphia and Washington DC. We expect to grow our business into Chicago and San Francisco in the short-term. Other US cities with significant visitor and local populations as well as international cities that rely heavily on public transportation, biking, and walking are next in our strategy.

Based on the problem we are solving and Customer feedback, we anticipate this market ballooning over the next few years with more awareness. We have the technology platform and vision to scale and meet both the Host supply and Customer demand.

Q: What do you view as your potential exit opportunities.

StoreMe, Inc.: Just to name a few:

AirBnb

An online marketplace and hospitality service, enabling people to lease or rent short-term.

TripAdvisor

A travel and restaurant website company that shows hotel and restaurant reviews, accommodation bookings and other travel-related content.

Square

A financial services, merchant services aggregator and mobile payment company.

Expedia Group

A global travel company. Its websites, which are primarily travel fare aggregators and travel metasearch engines, include: Expedia.com, Hotels.com, Hotwire.com, CarRentals.com, trivago, Venere.com, Travelocity, Orbitz and HomeAway.

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $1,200,000
Minimum investment:	US $1,000
Target Minimum:	US $500,000
Maximum Raise Amount:	US $1,200,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $3,500,000
Interest rate:	6.0%
Note term:	24 months

Additional Terms

Closing conditions:	While StoreMe has set an overall target minimum of US $500,000 for the round, StoreMe must raise at least US $0 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to StoreMe's Form C.
Regulation CF cap:	While StoreMe is offering up to US $1,200,000 worth of securities in its Seed, only up to US $0 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

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If Minimum Amount Is Raised


Operating Expenses
Technology
Marketing

Investor Perks

$1,000+ - StoreMe swag (excludes international shipping costs)

$5,000+ - All of the above, plus free storage for 1 year

$10,000+ - All of the above, plus dinner with CEO in New York City

$50,000+ - All of the above, plus participation in regular scheduled quarterly call with StoreMe management

$100,000+ - All of the above, plus paid airfare (domestic and international) and hotel in New York City and a one-time dinner with management. Also includes invitation to annual dinner with the StoreMe management

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $325,000
Closed Date	Dec 31, 2018
Security Type	Convertible Note
Valuation Cap	US $5,000,000

Financial Discussion

Operations

StoreMe, Inc. ("the Company") is a Delaware corporation that was founded on January 14, 2016, and is headquartered in New York, New York. The Company is an on-demand mobile application that provides hourly/daily storage of people's luggage or bags in retail stores.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $42,000 in cash on hand as of April 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Technology

We built an early version of StoreMe's website for marketing purposes and considered a web-enabled solution to the on-demand storage problem. However, based on our understanding of the market, we concluded that a mobile app, similar to Uber or Airbnb, would better serve Customer needs and provide a better optimal user experience.

We selected MilkShake Design Studio, a New York based company, to design StoreMe's UX/UI interface. We shipped the assets to Espeo, a Polish firm, and had them develop the mobile application's frontend/backend in our desired tech stack. Leveraging React Native, we built in one code that allowed us to initially deploy to iOS and subsequently to Android saving us time and resources.

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Market Landscape


$300 000 000
$250 000 000
$200 000 000
$150 000 000
$100 000 000
$50 000 000
$0
2014
2115
2016
2017

This is a new market. The target market is projected to consist of an estimated 1% of visitors and residents in dense urban cities and is divided into three tiers:
Tier 1: NYC, Washington DC, Boston, Philadelphia, Chicago, and San Francisco
Tier 2: Seventeen other cities across the US (highlighted under Market Landscape)
Tier 3: Twenty-four major international cities in Canada, Asia, Europe and Mexico/South America (highlighted under Market Landscape)
The market dollar value assumes $20 per storage transaction (based upon current experience with StoreMe customers) and one storage transaction per target market customer.
Estimates assumes that from 2014-2017, the target market grew at 2% per year.

Assessment of market landscape

StoreMe conducted market research (through SurveyMonkey) to identify the target audience and to assess the scope of the short-term storage problem and its solution. Based on our sample of 300+ respondents in the Northeast and Mid-Atlantic Regions and Nationally, we found the results to be compelling.

Our discoveries

- More than 53% indicated that they would be somewhat interested or more in a safe/guarded/protected place to store their stuff temporarily when visiting or living in a city
- Over 77% travel occasionally or more often to major cities, 58% find themselves carrying too much stuff and 57% would do more, see more, and buy more if they could leave their stuff somewhere temporarily
- More than 54% need to store luggage and 66% shopping bags
- More than 44% indicated would likely be a StoreMe Customer

The promise of millions of shoppers, tourists, business travelers and locals using this service in cities such as Boston, Chicago, New York, Philadelphia, San Francisco and Washington DC to make this a compelling business.

Tier 1
Segment of visitors and residents in US cities with large populations and heavy reliance on public transportation, bikes, and walking. Approximately 225 million people visited Boston, Chicago, New York, Philadelphia, San Francisco and Washington DC

Tier 2
Selected US cities that have many visitors and residents include, Atlanta, Austin, Charleston, Dallas, Denver, Houston, Las Vegas, Los Angeles, Miami, Nashville, New Orleans, Portland, San Antonio, San Diego, Seattle, St. Louis and Tampa

International
Selected cities that rely on public transportation, walking and biking include, Amsterdam, Athens, Barcelona, Beijing, Brussels, Buenos Aries, Copenhagen, Dublin, Hong Kong, Lisbon, London, Madrid, Mexico City, Montreal, Paris, Rome, Santiago, SaoPaulo, Seoul, Shanghai, Stockholm, Tokyo and Toronto

Total market size
Taking into consideration StoreMe's expansion into second tier markets and internationally, our addressable market is 1% of approximately 1.4 billion people.

Tier 1 & 2 source for population
US Census Population for 2017 https://factfinder.census.gov/faces/tableservices/jsf/pages/productview.xhtml?src=bkmk

Tier 1 sources for visitors
Boston: 2018 data: https://www.bostonusa.com/media/statistics-reports/

Chicago:2016 https://www.choosechicago.com/media/research-and-statistics/

New York: 2017 https://business.nycgo.com/press-and-media/press-releases/articles/post/mayor-de-blasio-and-nyc-company-announce-nyc-welcomed-record-628-million-visitors-in-2017/

Philadelphia: 2017 http://files.visitphilly.com/Visit-Philadelphia-annual-report-2017.pdf

San Francisco: 2015 http://www.sftravel.com/article/san-francisco-travel-reports-record-breaking-year-tourism

Washington DC: 2016 http://www.sftravel.com/article/san-francisco-travel-reports-record-breaking-year-tourism

Tier 2 source for visitors

Assumes that the number of visitors to a city equals 4 times the size of the local population. For Tier 1 cities, the total number of visitors averaged 4.47 times the local populations.

Competition and Competitive Advantage

There are a number of **competitors** that are operating overseas of which a few of them from Italy, France and London have ventured into the New York market primarily. Additionally, there are a few operators in New York of which a couple have grown to San Francisco and Boston. With few exceptions, all of these operations have web apps geared towards tourists primarily.

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StoreMe's current **competitive advantage** is its determined and passionate CEO along with a seamless mobile app solution for both iOS and Android targeted at tourists and business travelers as well as the everyday locals. Additionally, StoreMe is already in 4 cites (BOS, DC, NYC, PHI), establishing itself as the leader on the East Coast and leveraging the network effect/synergies along the Amtrak line.

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Risks and Disclosures

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of $106,252 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve-month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of equity, its ability to attract users to its software platform and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company does not have an employment contract in place with its officers. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if they were to leave StoreMe, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. The Company's competitors include major companies worldwide. Many of its competitors have significantly greater financial, technical, and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from products and services.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on its Co-Founders, CEO, Peter Korbel, and its CTO, Jesse Taylor. In particular, Jesse is currently neither employed nor owns equity in the Company. Equity helps align founders' financial interests with those of the business, incentivizing founders to be more invested in the future of the company. The absence of any equity interest in the Company could dis-incentivize Jesse from achieving the Company's goals.

Additionally, there can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

StoreMe faces competition from other companies in the on-demand storage space. Existing companies that engage in the on-demand storage business or are within the market could introduce new or enhance existing products. If StoreMe is able to establish a market around its product, it may find that larger, better funded companies may enter the market, which could negatively impact StoreMe's growth.

On-demand storage is commoditized and offers low differentiation to market players. StoreMe may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to establish itself as a well known brand in the competitive on-demand storage space, and the product may be in a market where customers will not have brand loyalty. If competitors develop equal products, StoreMe may be forced to compete on a pricing basis, which could negatively affect their revenue.

Other actors could maintain broad market presence and economies of scale not accessible for smaller players such as StoreMe. There are low barriers to entry in this market. Further, existing companies that engage in the on-demand storage business are within the same space and could introduce new or enhance existing products. Additionally, some of StoreMe's competitors may have significant funding and could be able to cross sell products and services to our customers. If a larger, better funded company markets or creates a comparable product at a lower price point, StoreMe may have to reduce prices to remain competitive or could be priced out of the market. This could negatively impact the Company's growth.

StoreMe may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for StoreMe to dramatically increase the number of customers that they serve or to establish itself as a well-known brand in the competitive on-demand storage space. Additionally, the product may be in a market where customers will not have brand loyalty.

StoreMe has approximately $38,000 in cash remaining as of July 2018 or 3-months of runway. StoreMe claims that they will cut back monthly cash burn to $14,000 to extend its runway, and will fund a $100,000 bridge loan, which will be released in November, if necessary. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

StoreMe's expenses may increase as they seek to execute their current business model. Although the Company has 3 months of cash remaining, StoreMe will have increased operating and marketing expenses, which will be ramp up our cash burn to promote revenue growth over the coming months post raise. Doing so could require significant effort and expense or may not be feasible.

StoreMe's forecasts predict it obtaining approximately less than 1% of market penetration **of the on-demand storage market by year 5.** If StoreMe's assumptions are wrong, and their projections regarding market share are too aggressive, its financial projections may overstate its viability.

StoreMe will be a foreign company, operating overseas, which may pose unknown risks. Additionally, StoreMe is subject to foreign laws and regulations regarding privacy, data protection, and other matters. Foreign data protection, privacy, and other laws and regulations are often more restrictive than those in the United States. These foreign laws and regulations are evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain.

StoreMe may be unable to protect its intellectual property adequately. The Company currently has no patents on its one product — a mobile application that provides on-demand storage transactions between Customers and Host locations. To the extent that StoreMe seeks patent protection, any U.S. or other patents issued may not be sufficiently broad to protect their proprietary technologies. In addition, patents, even if granted, may be held invalid or unenforceable if challenged. Any intellectual enforcement efforts StoreMe seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

StoreMe may not have accurately forecast demand for its product. The Company may find it difficult to grow its business or to survive if their actual market is smaller than expected.

StoreMe's operations and revenue may experience some seasonality in off-season travel when cities tend to have fewer tourist visitors. Quarterly results may vary significantly and are not necessarily an indication of future performance. The seasonality of StoreMe's revenue and operations could exacerbate fluctuations due to other factors, including costs of expansion, upgrades to systems and infrastructure, or changes in business or macroeconomic conditions.

StoreMe is targeting a new and unproven segment within the on-demand storage market, which introduces unknowns, such as customer adoption and retention rate. StoreMe's success is dependent on consumer adoption of a mobile application that provides on-demand storage. There is not yet an established, quantifiable market for on-demand storage adoption, however, given consumer adoption of other on-demand mobile applications solving a real problem such as Airbnb and Uber, this may help mitigate the adoption risk.

StoreMe is currently outsourcing its accounting and financial modeling with monthly oversight. Historical financials may have line items that are misplaced and Company's balance sheet may be incomplete or incorrect.

Founder and CEO Peter Korbel is key to the operation and development of StoreMe. Peter Korbel currently has a Key Man Insurance policy with $2,000,000 worth of coverage. If something were to happen to Peter Korbel, however, the insurance policy may not be sufficient to cover his loss, which could make it harder for StoreMe to execute in the future.

StoreMe is offering convertible notes which poses unique risks. A *convertible note* is a unique form of debt that converts into equity, usually in conjunction with a future financing round, or is repaid if not converted by a certain date. The investor effectively loans money to a startup with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. Since an investor is lending money to a Company, convertible notes will more often than not accrue interest as well. However, as opposed to being paid back in cash, this interest accrues to the principal amount invested, increasing the number of shares issued upon conversion. Investors face significant risk that the note might not convert if a future financing round never occurs, and that the Company may not have sufficient cash flow to repay the note, with interest, at its maturity date.

StoreMe's convertible notes would convert upon a $2.5M Qualified Equity Financing event. This above-average Qualified Equity Financing threshold increases the risk that the note might not even with a future financing round.

Crowdfunding (defined as online offerings of the securities of early stage companies to retail investors) is a relatively new industry that has only started to develop with the SEC's adoption of Regulation A+ in June 2015 and Regulation Crowdfunding on May 16, 2016. Early stage companies may be slow to adopt crowdfunding as a method of capital formation, which would mean fewer deals for investors to choose from and less research for us to prepare. Alternatively, investors may be slow to adopt crowdfunding as a viable investment substitute, which would mean fewer early stage companies raising money and a smaller potential customer base. As a result, a risk exists that we acquire fewer customers or acquire customers at a slower pace than we anticipate.

General Risks and Disclosures

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Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a “liquidation event” occurs. A “liquidation event” is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company’s employees, including its management. You should carefully review any disclosure regarding the company’s use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company’s board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

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NAME
Pitch Deck and Overview (2 files)
Product or Service (35 files)
Financials (3 files)
Fundraising Round (1 file)
Investor Agreements (2 files)
Miscellaneous (3 files)

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Frequently Asked Questions

About Reg CF Offerings

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options, limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission (“SEC”) which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (a copy of which may be found below) before making any investment decision.

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How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by StoreMe, Inc.. Once StoreMe, Inc. accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to StoreMe, Inc. in exchange for your securities. At that point, you will be a proud owner in StoreMe, Inc..

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold.

A *convertible note* is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to a startup with the expectation that they will receive equity in the company in the future at a discounted price per share when the company raises its next round of financing.

To learn more about startup investment types check out "How to Choose a Startup Investment" in our academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, StoreMe, Inc. has set a minimum investment amount of US $1,000.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

How can I (or the company) cancel my investment?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the company about their business.

Can I get rid of my securities after buying them?

Securities purchased through a Reg CF offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the company who sold the securities
2. To an accredited investor
3. As part of an offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently there is no market or liquidity for these securities and the company does not have any plans to list these securities on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their securities on an exchange, is acquired, or goes bankrupt.

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EXHIBIT D
Investor Deck









StoreMe
On-demand hourly or daily storage
BOS, DC, NYC & PHI
Download on the App Store
ANDROID APP ON Google play
Become a Host
Create Ticket
Small
e.g. shopping bag, tote, backpack, helmet
Large
e.g. duffel bag, carry-on, checked luggage
PHOTO (REQUIRED)
+ Upload New Photo
Search the city
Store item(s)
Mud Coffee
80 Paul Street
Manhattan, NY 10003
(555) 555-2911
HOURS
Monday - Friday 9am - 5pm
Saturdays 10am - 6pm
Sundays Closed
NITTY GRITTY
AC
Ground Level
Free Wi-Fi
NOTES
Item(s) Stored
DROP-OFF 1:38pm
PICK-UP 5:30pm, Today
Time Stored 1hr 08m
Estimated Time: 3hrs 52 minutes
LOCATION
Panera Bread
80 Paul Street
Manhattan, NY 10003
(555) 555-2911



This presentation contains offering materials prepared solely by StoreMe without the assistance of SI Securities, and not subject to FINRA Rule 2210. This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

The Problem



PROBLEM

People on the go ("customers") in cities are burdened with their luggage and bags inhibiting their experience

OPPORTUNITY

Hourly or daily storage in convenient and verified retail store ("Host") underutilized space

SOLUTION

On-demand mobile app facilitating transactions between customers and Hosts and, subsequently, delivery

Customer Use Cases





Tourist



Shopper



Business Traveler



Mom



New Yorker

Customer Benefits

1



Reserve available space

at locations in a city. The first 30 minutes are free.

2



Drop off items

at locations seamlessly. One hour to check-in. Items are insured.

3



Enjoy the city

without the hassle. Locations keep them safe so you can move lighter.

4



Pick up at your convenience

stored items for up to 30 days. We keep it simple so you don't have to worry!











Host Benefits


Retail


Hotel


Office


Residential

1



Earn a little extra

Revenue is based on the number of items stored per hour or day. Capture 60% of each transaction.

2



Drive traffic through your door

Feature location on searchable map platform, great marketing. Build goodwill and meaningful connections with your customers at pick-up and drop-off.

3



Manage StoreMe customers from any device

Host web app works on computer, tablet, or mobile phone, quick transactions so you focus on your core business.

Positioning

Short term
Long term
Few locations/not convenient
Many locations/convenient
Train Stations
Bus Terminals
Airports
Hotels
Restaurants
Only iOS & Android mobile app
StoreMe
Vertoe
LUGGAGE HERO
MakeSpace
roost
SpareFoot
manhattan mini storage
Public Storage
EXTRA SPACE STORAGE
CUBESMART
self storage + logistics























This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

Marketing





Customers
Tourists and business travelers in strategic neighborhoods

Hosts (retail stores)
Locations looking for extra foot traffic and cash

Delivery
Product has gained significant traction, roll out this feature—thread of the host ecosystem

Mainstream
Direct tourism outreach once product fit is fully developed and operation is scaling

Acquisition – start small, build

1. Customers	• Social ads, Google AdWords, word-of-mouth, guerrilla • Airbnb hubs, shopping districts, tourist attractions • Bus depots, train stations (major access points) • In app notifications and email triggers
2. Hosts (retail stores)	• UPS access points • Email drip to specific neighborhood stores • On foot outreach to shops by neighborhood • Strategic self-storage locations
3. Delivery	• API integration with logistic platforms • Recruit 1099 contractors
4. Mainstream	• Strategic brand partnerships • Travel partnerships • Travel website advertising • Airport and subway signage

Estimated Addressable Market



Millions
1,600
1,400
1,200
1,000
800
600
400
200
0
1% penetration rate
Avg. transaction $20.00
Gross Revenue
Net Revenue
Millions
$300
$250
$200
$150
$100
$50
$0
Tier 1 US Cites
Tier 2 US Cities
Internatiaonal
Total Addressable Market
Tier 1 US Cites
Tier 2 US Cities
Internatiaonal
Total Addressable Market
Population
Visitors
Total

Tier 1 US Cities: Boston, Chicago, New York, Philadelphia, San Francisco, Washington DC
Tier 2 US Cites: Atlanta, Austin, Charleston, Dallas, Denver, Houston, Las Vegas, Los Angeles, Miami, Nashville, New Orleans, Portland, San Antonio, San Diego, Seattle, St. Louis, Tampa
International: Amsterdam, Athens, Barcelona, Brussels, Buenos Aries, China (Beijing, Hong Kong, Shanghai), Copenhagen, Dublin, Lisbon, London, Madrid, Mexico city, Montreal, Paris, Rome, Santiago, Sao Paulo, Stockholm, Tokyo, Toronto, Vancouver

This chart reflects management's calculations and is meant for illustrative purposes. It does not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.





Revenue Model

Storage
- # of transactions per year
- Storage fee % per transaction
- 40% commission

Delivery
- # of deliveries per year
- $3 fee per transaction

Premium Accounts
- Monthly host subscription fee to gain customer analytics and market segmentation capabilities

Other
- % of in-store purchases from StoreMe customers

In order

1. New York

2. Washington DC

3. Boston

4. Philadelphia

5. San Francisco

6. Chicago

Financial Projections

StoreMe	Year 1	Year 2	Year 3	Year 4	Year 5
Total Customer Transactions	13,348	236,261	1,729,131	3,966,163	4,807,145
Required Ave. Monthly Hosts	68	1,025	3,749	14,616	16,024
Sales	$276,358	$4,985,106	$36,484,661	$83,686,034	$101,430,755
	$276,358	**$4,985,106**	**$36,484,661**	**$83,686,034**	**$101,430,755**
Cost of Sales	($176,094)	($3,116,807)	($22,811,092)	($52,322,522)	($63,416,944)
Gross Margin	**$100,264**	**$1,868,299**	**$13,673,569**	**$31,363,512**	**$38,013,811**
GP Margin	*36%*	*37%*	*37%*	*37%*	*37%*
Marketing Expenses	($380,518)	($1,406,968)	($8,645,659)	($19,830,817)	($24,035,718)
Operating Expenses	($678,480)	($1,338,719)	($1,516,239)	($1,701,552)	($1,904,674)
EBITDA	**($958,734)**	**($877,388)**	**$3,511,671**	**$9,831,143**	**$12,073,419**
Interest	($18,994)	($5,186)	$0	$0	$0
Depreciation	($8,108)	($11,094)	($12,752)	($15,396)	($17,222)
Tax	$0	$0	$0	$0	$0
Net Profit	**($985,836)**	**($893,668)**	**$3,498,919**	**$9,815,747**	**$12,056,197**

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Traction

HOSTS (retail stores)
BOS – 17
DC – 26
NYC – 78
PHI - 10
TOTAL – 125+

USER KPIs (03/1/18 thru 6/30/18)
MONTHLY USER TRANSACTIONS (deployed to iOS initially)
MARCH – 65 (NYC)
APRIL – 85 (NYC)
MAY – 171 (NYC, DC)
JUNE – 326 (NYC, DC, BOS) deployed to Android
TOTAL # OF PAYMENTS – 647
TOTAL # OF ITEMS STORED – 1,667 Small and Large Items

OTHER METRICS
CAC – $34.00 (and decreasing)
REPEAT USERS – 3% of users
AVG. TRANSACTION PER USER – $20.00
CONVERSION RATE – 27% (transactions/email signups)

APP USERS – A total of 4,000 total downloads with 3,524 users growing at an avg. rate of ~40 new users per day currently with 1,274 active users for the month of June
WEBSITE METRICS – 400 users in February, 5,300 in June and growing

5.0 ★★★★★ 36 Google reviews

 **Rick Busch**
8 reviews
★★★★★ a week ago
Best thing to have in DC! Was easy to use the app and the luggage was safe & with no issues. Thanks!

Nick Dykes
1 review
★★★★★ a week ago
Service was fantastic and very easy to use the app. Wonderful way to find luggage storage in Washington DC. Friendly service at Old City Market in DC. Would definitely utilize again!

 **Victoria Carboni**
1 review
★★★★★ a month ago
After walking around the city to check out very sketchy luggage storage places, I found this app and it changed my life! I chose a location super close to me and felt confident leaving my 3 bags there for the day. Pick up was a breeze and it was so affordable! I'll be telling all my friends about this app.



Capital Raised to Date

"Friends & Family" Raise: $325,000

Sources & Use



80%
15%
5%

■ Marketing   ■ Operating   ■ Tech





May - 17
Full time on the business

June - 17
Raised $75K, UX/UI design starts

July - 17

Aug. - 17
UX/UI design finished, assets shipped

Sept. - 17
Product dev starts

Oct. - 17

Nov. - 17
$50,000 personal investment

Dec. - 17

Jan. - 18 - July 18
App launch, $100,000 personal and $50,000 friends investment



Current Capital Raise

Uses of Funds

- **Marketing** - Increase Host network in BOS, CHI, DC, NYC, PHI, and SF and increase offline and online marketing spend

- **Operations** - Expand tech, marketing and operations leadership, and grow city reps

- **Technology** - Further develop iPhone & Android apps along with mobile first site for customers

24-Months Sources & Use



58%

12%

30%

■Marketing ■Operating ■Tech

Exit Strategy

Acquisition



An online marketplace and hospitality service, enabling people to lease or rent short-term headquartered in San Francisco, California.



A financial services, merchant services aggregator and mobile payment company headquartered in San Francisco, California.



A global travel company. Its websites, which are primarily travel fare aggregators and travel metasearch engines, include Expedia.com, Hotels.com, Hotwire.com, CarRentals.com, trivago, Venere.com, Travelocity, Orbitz, and HomeAway.

Team



Milkshake
UX/UI Designers

Peter Korbel, Founder & CEO
Serial Entrepreneur
Columbia University BA, GW MBA



espeo SOFTWARE
Technology Development

Jesse Tayler, CTO
Serial Entrepreneur
MIT



HELL'S CREATIVE
Marketing

ADVISORS

Adam Berlinsky-Schine – Former CTO Coffee Meets Bagel | Ray Elman – *Inspicio* Founding Editor-in-Chief and Founder of Bridgeline Software | David Broadwin – Foley Hoag (Legal Counsel) | John Korbel – PhD, Retired Consulting Principal, PwC

EXHIBIT E
Video Transcript

StoreMe Video Transcription

Video #1

(Peter Korbel is shown walking around NYC)
And a lot of this is, intuitive for me, or things I have just learned over the years. Some of them are email marketing, you could do event PR, event marketing, as well ad digital marketing, SEO, Google Adword(s) Obviously, social media but one of them is offline. What is your offline marketing strategy? And I really believe with StoreMe that the battle is going to be won in the cloud, but also in the street, but this one little paragraph that I came across really resonated with me it was, "you literally have to go out there and manually recruit users" (they're) not gonna come to you, especially in this initial phase. Mind blowing, you just gotta be persistent you know, you can never give up. It's like Jim Valvano said "never give up", don't ever give up. Oh my god, who goes on vacation these days, you know, unbelievable.

Video #2

(Peter Korbel is in front of a camera talking)
Hello, my name is Peter Korbel and I am the founder and CEO StoreMe. We are a mobile application that provides on-demand, hourly, or daily storage of people's luggage in verified retail stores. I came up with idea when I was living Uptown, in New York City, and I was running around Downtown for meetings with my gym bag, and I thought to myself what if I could just store my bag safely and securely in a retail store. I would be one happy customer. I walked into a nearby store and asked the shopkeeper if I could store my bag here for a few hours? Of course he stared at me reluctantly, but I was able to entice him with a little bit of cash, and of course he said yes, and that's when StoreMe was born. This is how it works. (Goes into a woman using the app showcasing how the app works)